FORM 6K

SECURITIRES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INCORPORATED (File # 0-08797)

(Translation of the Registrant's Name into English

)

#1904-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N7

(Address of principal Executive offices)

Attachments:

1.

Press Release.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F        X                             FORM 40F   ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES                                              NO      X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: June 21, 2004

BY:

Chris Robbins

It’s       Vice President

(Title)

Anglo Swiss Resources Inc.

Suite 1904 – 837 West Hastings Street

Vancouver, BC V6C 3N7

604-683-0484

Fax: 604-683-7497

June 22, 2004

Securities & Exchange Commission

VIA EDGAR

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOURCES INC.

Chris Robbins

Per:

Chris Robbins

Vice  President

Schedule A

ANGLO SWISS RESOURCES INC. #1904 - 837 West Hastings Street Vancouver, B.C. V6C 3N7	June 22, 2004 TSX Venture: ASW OTC Bulletin Board: ASWRF Berlin: AMO

Financing Proposed for Gem PropertIES

Anglo Swiss Resources Inc.  (TSX-Venture-ASW, OTC BB – ASWRF, Berlin - AMO) will be raising up to $600,000, through a private placement of units, subject to receipt of all required approvals.  The proceeds of the private placement will be used for general working capital, further exploration of the Blu Starr Gemstone property and prospecting for additional gemstone properties of merit in south-eastern British Columbia.

The Blu Starr Gemstone property is located in the Slocan Valley, south-eastern British Columbia.  The property consists of 6200 hectares (15,312) acres) of mineral tenure rights plus an additional 650 hectares (1606 acres) of placer mineral rights contained in 13 placer claims.  Exploration to-date on less than 10% of the claim group has yielded dozens of gem outcrops. The Sapphire Hill Zones 1, 2 and 3 from east to west, occur along a strike length of almost 2 kilometres. The property hosts numerous occurrences of sapphire (15), iolite or gem-cordierite (11), gemstone quality garnet (2), as well as a flake graphite deposit; other minerals include aquamarine (beryl), tourmaline, titanite, moonstone and several varieties of quartz crystals.

“This assemblage is similar to the highland/Southwestern Complex of rocks of Sri Lanka (which consist of granulite-facies metamorphic rocks such as garnetiferous biotite gneisses, garnet-sillimanite-biotite gneisses, calc-silicate gneisses, amphibolite and especially calciphye, charnockite and cordierite bearing gneisses), that have produced some of the world’s largest alluvial gemstone deposits.

The lenses hosting the gemstones on the Blu Starr property appear to be localized within a few hundred meters of startigraphy, near the base of the upper plate high grade metamorphic rocks of the Valhalla-Passmore Domes, just above the Gwillim Creek shear zone.  Regionally, the prospective stratigraphy consists of metasedimentary rocks including quartzo-feldspathic gneiss, amphibolite gneiss, calc-silicate gneiss and marble, metamorphosed to upper amphibolite facies, associated with pegmatities.” (Walton, 1996.)

Previous exploration has confirmed that the geological setting and potential gem grades (carats per tonne) of the numerous showings are extremely promising.  Proposed 2004 work programs have been submitted and are awaiting approval from the Ministry of Energy and Mines.

Anglo Swiss will sell up to 6 million units at a subscription price of 10 cents per unit. Each unit shall consist of one common share and one share purchase warrant, with each share purchase warrant entitling the holder to purchase one additional common share at a price of 15 cents (exercisable on or before the first anniversary of the closing date of the private placement). The corporation may pay commissions or finders' fees and may issue warrants (at a price not less than the issue price of the units) to registered dealers or others entitled to receive commissions under applicable law on the sale of the units, the payment of such being subject to regulatory approval.

On behalf of the Board,

"Len Danard"
President & CEO

For further information please contact:
Anglo Swiss Resources Inc.
or Investor Relations at
Daimler Partners
Mr. Peter Holt

Internet  www.anglo-swiss.com
Email:  angloswiss@shaw.ca

Telephone: 604-683-0484 Fax: 604-683-7497 Telephone: 604 605-8522

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT REPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.